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                                                       SEC File Number 000-24248
                                                          CUSIP Number 030145205


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):

     |X| Form 10-K       |_|  Form 11-K      |_|  Form 20-F     |_| Form 10-Q
     |_| Form N-SAR      |_|  Form N-CAR

        For Period Ended:    September 30, 2004

|_| Transition Report on Form 10-K |_| Transition Report on Form 10-Q |_| Transition Report on Form 20-F |_| Transition Report on Form N-SAR |_| Transition Report on Form 11-K

        For the Transition Period Ended: _________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above,
identify the item(s) to which the notification relates:   NOT APPLICABLE

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:            AMERICAN TECHNOLOGY CORPORATION

Former name if applicable:          NOT APPLICABLE

Address of principal executive office (Street and number):
13114 Evening Creek Drive South

City, state and zip code:  San Diego, California  92128



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                                     PART II
                             RULE 12b-25(b) AND (c)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

       State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CAR or the transition report portion thereof could not be filed within the prescribed time period.

         The Company was unable to file its Form 10-K for the period ended September 30, 2004 within the prescribed time. The Company entered into a committed equity financing facility on December 14, 2004 for up to $25 million in financing and received a significant purchase order for its proprietary Long Range Acoustic Devices, or LRAD(TM), on December 13, 2004. The process of compiling and disseminating the information required to be included in the Form 10-K for the period ended September 30, 2004 reflecting the recent financing facility and significant purchase order could not be completed without incurring unreasonable effort and expense. The Company expects to file the report as soon as possible, and in any event on or before December 29, 2004.


                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification: Michael A. Russell (858) 679-2114

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 |X| Yes |_| No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 |_| Yes |X| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                         AMERICAN TECHNOLOGY CORPORATION
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: December 15, 2004                 By:    /s/ Michael A. Russell
                                               ----------------------------
                                               MICHAEL A. RUSSELL
                                               CHIEF FINANCIAL OFFICER

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.